EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-97813, No. 333-133976, and No. 333-159129 on Form S-8 of our reports dated February 29, 2012, relating to the financial statements and financial statement schedule of McDermott International, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s completed spin-off of its Government Operations and Power Generations Systems segments into an independent, publicly traded company named The Babcock & Wilcox Company), and the effectiveness of McDermott International, Inc.’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of McDermott International, Inc. for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Houston, Texas

February 29, 2012